FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 3, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES
THE APPOINTMENT OF NEW CFO

Moscow, Russia – April 29, 2005 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the appointment of Dmitry A. Anisimov as the Group Chief Financial Officer (CFO), who will now be in charge of the company’s financial activity.

Mr. Anisimov, 34, has extensive experience in financial management in the Russian branches of leading international companies. Before joining Wimm-Bill-Dann in the middle of 2003 as Finance Director of the Dairy division, he was Regional Corporate Finance Manager for Motorola’s operations in Russia & the CIS. Prior to that, Mr. Anisimov worked for Cadbury Confectionary and British Petroleum PLC. Mr. Anisimov has a degree in economics from the Moscow State Institute of International Relations.

Mr. Anisimov will continue to control the finances of Wimm-Bill-Dann’s Dairy division, which accounts for 75% of Group sales.

- ends -

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

Phone: +7 095 105 5205

Fax: +7 095 733 9725

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Dmitry A. Anisimov
		Name:	Dmitry A. Anisimov
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	May 03, 2005